Exhibit 99.1

CollPlant Reports Second Quarter 2018 Financial Results and

Provides Business Update

Ness Ziona, September 21, 2018, CollPlant (NASDAQ:CLGN, TASE:CLGN), a regenerative medicine company utilizing its proprietary plant-based rhCollagen technology for tissue repair products (recombinant human, “rhCollagen”), today announced financial results for the second quarter ended June 30, 2018 and provided an update on the Company’s business developments. Certain metrics, including those expressed on an adjusted basis, are non-GAAP measures. See “Use of Non-IFRS (non-GAAP) Measures” below.

CollPlant reported revenues of $170,000 (NIS 653,000) for the second quarter of 2018. The Company ended the second quarter of 2018 with $2.6 million (NIS 9.4 million) in cash and cash equivalents, and received an additional $1.25 million in July through a private placement, while comprehensive loss for the second quarter of 2018 was $1.5 million (NIS 5.6 million) on a GAAP basis, or adjusted comprehensive loss of $1.2 million (NIS 4.5 million), on a non-GAAP basis.

“We are very pleased to report that during the second quarter of 2018, we have successfully produced high yield batches of rhCollagen, as well as scaled-up the BioInk production in our new cGMP production facility. This constitutes an important milestone in our plan to become a market leader in the field of regenerative medicine, and as a leading supplier of BioInks for 3D bioprinting of tissues and organs. The production facility bolsters our competitiveness by yielding higher margins on our products and by serving as a process development center where we continue to develop our groundbreaking BioInk formulations” stated Yehiel Tal, CollPlant’s Chief Executive Officer.

“During the second quarter, CollPlant received grant approval from the Israel Innovation Authority (IIA) supporting the continued development of BioInk formulations. Additionally, we recently received funding from investors, when in May, we completed the third investment round from an investor of $1 million, and, in July, we raised another $1.25 million through a private placement with another investor, bringing the total amount raised in the last year to $9.2 million,” Mr. Tal added.

“In addition to the progress we made with our BioInks, we are continuing the development of next-generation dermal fillers for the aesthetic medicine market. Based on our work with major market players in the fields of 3D bioprinting of tissues and organs, and medical aesthetics, we believe that CollPlant’s rhCollagen is the ideal building block for regenerative medicine scaffolds” concluded Mr. Tal.

Second Quarter 2018 Financial Results on IFRS basis (“GAAP”)

Revenues for the three months ended June 30, 2018 increased 209% to $170,000 (NIS 653,000), compared to $55,000 (NIS 201,000) in the second quarter of 2017. Revenues were derived from sales in the U.S. of CollPlant’s BioInk for development of 3D bioprinting of organs, as well as sales in Europe of mainly, CollPlant’s soft tissue repair matrix, VergenixSTR, for treating tendinopathy.

The Company’s gross profit for the three months ended June 30, 2018 increased 91% to $105,000 (NIS 415,000) compared to $55,000 (NIS 201,000) in the second quarter of 2017.

Total operating costs and expenses were $1.4 million (NIS 5.4 million) compared to $1.6 million (NIS 5.9 million) in the second quarter of 2017. The net decrease in the amount of $200,000 is attributed to a 2018 grant from the Israel Innovation Authorities, supporting the Company’s development program of rhCollagen based BioInk, for 3D bioprinting of tissues and organs.

Operating loss was $1.3 million (NIS 5.0 million) compared to an operating loss of $1.6 million (NIS 5.7 million) in the second quarter of 2017. Comprehensive loss for the second quarter of 2018 was $1.5 million (NIS 5.6 million), or $0.01 (NIS 0.03) per share, compared to a comprehensive loss of $1.6 million (NIS 5.8 million), or $0.01 (NIS 0.04) per share, for the second quarter of 2017.

Second Quarter 2018 Financial Results on Non-IFRS Basis (“non-GAAP”)

On a non-GAAP basis, the operating costs and expenses for the second quarter of 2018 were $1.2 million (NIS 4.4 million), compared to $1.5 (NIS 5.4 million) for the second quarter of 2017. The comprehensive loss for the second quarter of 2018 was $1.2 million (NIS 4.5 million), or $0.01 (NIS 0.03) per share, compared to $1.5 million (NIS 5.4 million), or $0.01 (NIS 0.04) per share, for the second quarter of 2017. Non-GAAP measures exclude certain non-cash expenses. The table at the end of this press release titled “Reconciliation of GAAP to Non-GAAP Financial Measures” includes a reconciliation of the Company’s GAAP results to non-GAAP results. The reconciliation reflects non-cash expenses in the amount of $273,000 (NIS 1.1 million) in the second quarter of 2018, with respect to fair market value attributed to services received through a securities purchase agreement with an investor (the “Share Purchase Agreement”), recognition of unrecognized day one loss and share-based compensation to employees, directors and consultants.

Use of Non-IFRS (“non-GAAP”) Measures

This press release contains certain non-GAAP financial measures for operating costs and expenses, operating loss, comprehensive loss and basic and diluted comprehensive loss per share that exclude the effects of non-cash expense for fair market value attributed to services received through the Share Purchase Agreement, recognition of unrecognized day one loss, and share-based compensation to employees, directors and consultants. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management’s and investors’ ability to evaluate the Company’s operating costs, comprehensive loss and loss per share, and to compare them to historical Company results.

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The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors. The non-GAAP financial measures used by the Company in this press release may be different from the measures used by other companies.

For more information on the non-GAAP financial measures, please see the “Reconciliation of GAAP to Non-GAAP Financial Measures” table on page 8 in this press release. This accompanying table on page 8 has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

For the convenience of the reader, the amounts have been translated from NIS into U.S. dollars, at the representative rate of exchange as of June 30, 2018 (U.S. $1.00 = NIS 3.650).

The Company’s consolidated financial results for the six months ended June 30, 2018 are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

About CollPlant

CollPlant is a regenerative medicine company focused on 3D bioprinting of tissues and organs, and on developing and commercializing tissue repair products for orthobiologics, and advanced wound care markets. Our products are based on our rhCollagen (recombinant human collagen) that is produced with CollPlant’s proprietary plant based genetic engineering technology.

Our products address indications for diverse fields of organ and tissue repair, and are ushering in a new era in regenerative medicine. Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs, and our unique Vergenix line of rhCollagen products includes a soft tissue repair matrix for treating tendinopathy and a wound repair matrix to promote a rapid optimal healing of acute and chronic wounds.

For more information about CollPlant, visit http://www.collplant.com

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Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that Collplant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based Bioink, VergenixSTR, and VergenixFG; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk, VergenixSTR, and VergenixFG including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based BioInk, VergenixSTR, and VergenixFG; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection we are able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting Collplant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that Collplant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and Collplant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:

Eran Rotem
Deputy CEO & CFO
Tel: + 972-73-2325600/612
Email: Eran@collplant.com

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COLLPLANT HOLDINGS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(UNAUDITED)

	Convenience translation into USD
	Six months ended June 30	Three months ended June 30	Six months ended June 30		Three months ended June 30
	2018	2018	2017	2018	2017	2018
	USD in thousands		NIS in thousands
Revenue	392	170	453	1,432	201	653
Cost of Revenue	89	65	-	324	-	238
Gross Profit	303	105	453	1,108	201	415

Operating costs and expenses:
Research and development expenses, net:	1,863	591	8,340	6,802	4,298	2,335
General, administrative and marketing expenses	1,792	812	2,930	6,539	1,589	3,094
Total operating costs and expenses:	3,655	1,403	11,270	13,341	5,887	5,429
Operating loss	3,352	1,298	10,817	12,233	5,686	5,014
Financial income	(128)	(18)	-	(469)	-	(82)
Financial expenses	289	173	220	1,054	159	646
Financial expenses, net	161	155	220	585	159	564
Comprehensive loss	3,513	1,453	11,037	12,818	5,845	5,578
Basic and diluted loss per ordinary share (NIS/USD)	0.02	0.01	0.09	0.06	0.04	0.03
Weighted average ordinary shares outstanding	206,884,141	217,428,969	124,504,278	206,884,141	130,598,626	217,428,969

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 COLLPLANT HOLDINGS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

	Convenience translation into USD
	June 30	June 30	December 31
	2018	2018	2017
	USD in thousands	NIS in thousands
Assets
Current assets:
Cash and cash equivalents	2,565	9,363	17,817
Accounts receivables:
Trade receivables	423	1,544	354
Other	587	2,144	3,543
Inventory	642	2,345	700
	4,217	15,396	22,414
Non-current assets:
Restricted deposit	145	530	503
Long-term receivables	43	157	92
Property and equipment, net	1,480	5,402	3,582
Intangible assets, net	373	1,363	1,454
	2,041	7,452	5,631
TOTAL ASSETS	6,258	22,848	28,045

Liabilities and equity
Current liabilities -
Accounts payable:
Trade payables	643	2,350	2,922
Accrued liabilities and other	425	1,550	1,996
	1,068	3,900	4,918
Non-current liabilities
Debentures at fair value	-	-	12,639
Warrants at fair value	1,267	4,625	-
Derivatives	23	84	141
Royalties to the Israel Innovation Authority	299	1,092	1,203
Loan	58	210	-
Long-term payables	-	-	61
	1,647	6,011	14,044
Total liabilities	2,715	9,911	18,962

Equity:
Ordinary shares	1,405	5,128	4,998
Additional paid in capital and warrants	52,839	192,868	178,467
Accumulated deficit	(50,701)	(185,059)	(174,382)
TOTAL EQUITY	3,543	12,937	9,083
TOTAL LIABILITIES AND EQUITY	6,258	22,848	28,045

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COLLPLANT HOLDINGS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Convenience translation into USD
	Six months ended June 30
	2018	2017	2018
	USD in thousands	NIS in thousands
Cash flows used in operating activities:
Comprehensive loss for the period	(3,513)	(11,037)	(12,818)
Adjustments for:
Depreciation and amortization	164	601	600
Share-based compensation to employees and consultants	588	1,056	2,141
Changes in fair market value of services received through the Alpha Agreement	419	-	1,530
Recognition of unrecognized day one loss	119	-	433
Exchange differences on cash and cash equivalents	(16)	75	(59)
Loss from changes in fair value of financial instruments	161	-	589
Exchange differences on restricted cash	(7)	50	(27)
	(2,085)	(9,255)	(7,611)
Changes in operating asset and liability items:
Increase in trade receivables	(326)	-	(1,190)
Increase in inventory	(451)	(63)	(1,645)
Decrease (increase) in other receivables (including long-term receivables)	(54)	2,757	(196)
Decrease) in trade payables (including long-term payables)	(139)	(2,998)	(507)
Decrease (increase) in accrued liabilities and other payables	(122)	169	(446)
Increase (decrease) in royalties to the IIA	(30)	(26)	(111)
	(1,122)	(161)	(4,095)
Net cash used in operating activities	(3,207)	(9,416)	(11,706)
Cash flows from investing activities:
Purchase of property and equipment	(638)	(45)	(2,329)
Net cash used in investing activities	(638)	(45)	(2,329)
Cash flows from financing activities:
Proceeds from issue of shares and warrants, net of issue expenses	1,490	6,788	5,438
Exercise of warrants into shares	-	3,618	-
Loan received	58	-	210
Payments made for equipment on financing terms	(35)	(127)	(126)
Net cash provided by financing activities	1,513	10,279	5,522
Increase (Decrease) in cash and cash equivalents	(2,332)	818	(8,513)
Cash and cash equivalents at the beginning of the period	4,881	3,797	17,817
Exchange differences on cash and cash equivalents	16	(75)	59
Cash and cash equivalents at the end of the period	2,565	4,540	9,363
Non-cash investing activities:
Conversion of Debentures to pre-paid warrant	3,482		12,708

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CollPlant Holdings Ltd.

Reconciliation of GAAP to Non-GAAP Financial Measures

(Unaudited)

	Convenience translation into USD
	Six months ended June 30	Three months ended June 30	Six months ended June 30		Three months ended June 30
	2018	2018	2017	2018	2017	2018
	USD in thousands		NIS in thousands

GAAP gross profit	303	105	453	1,108	201	415

GAAP operating costs and expenses:	3,655	1,403	11,270	13,341	5,887	5,429
Fair market value attributed to services received through the Alpha Agreement	419	(16)	-	1,530	-	-
Share-based compensation to employees, directors and consultants	588	268	1,056	2,141	471	1,017
Non-GAAP operating costs and expenses:	2,648	1,151	10,214	9,670	5,416	4,412
GAAP operating loss	3,352	1,298	10,817	12,233	5,686	5,014
Non-GAAP operating loss	2,345	1,046	9,761	8,562	5,215	3,997
GAAP Comprehensive loss	3,513	1,453	11,037	12,818	5,845	5,578
Fair market value attributed to services received through the Alpha Agreement	419	(16)	-	1,530	-	-
Recognition of unrecognized day one loss	119	21	-	433	-	89
Share-based compensation to employees, directors and consultants	588	268	1,056	2,141	471	1,017
Non-GAAP Comprehensive loss	2,387	1,180	9,984	8,714	5,374	4,472
GAAP Basic and diluted loss per ordinary share (NIS/USD)	0.02	0.01	0.09	0.06	0.04	0.03
Non-GAAP Basic and diluted loss per ordinary share (NIS/USD)	0.01	0.01	0.08	0.04	0.04	0.02

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